UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 000-28508

Flamel Technologies, S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

On March 7, 2014, Flamel Technologies, S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with JMP Securities LLC (the “Representative”), as representative of the several underwriters listed in Schedule I to the Underwriting Agreement (the “Underwriters”), relating to an underwritten public offering of 10,800,000 American Depositary Shares (the “ADSs”), each representing one ordinary share, nominal value €0.12196 per share, of the Company. The offering price to the public is $9.75 per ADS, and we have agreed in the Underwriting Agreement to pay the Underwriters a commission of $0.585 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,600,000 ADSs at the same purchase price.

The Company intends to use the net proceeds from the offering for the repayment of outstanding debt, to continue the development of its product pipeline, including possible clinical trials, and general corporate purposes.

The ADSs will be issued pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-193898), as amended, which was originally filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014 and declared effective by the SEC on February 28, 2014, and a prospectus supplement filed with the SEC on March 7, 2014 and accompanying base prospectus dated February 28, 2014. The closing of the offering is expected to take place on March 12, 2014, subject to the satisfaction of customary closing conditions.

The Underwriting Agreement contains customary representations, warranties, and agreements by the Company, and customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties, and termination provisions.

Pursuant to the Underwriting Agreement, the Company agreed, subject to certain exceptions, not to offer, issue or sell any ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ADSs or ordinary shares for a period of ninety (90) days following the offering without the prior written consent of the Underwriters.

The Underwriting Agreement is included herewith as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. It is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the contracting parties.

A copy of the legal opinion and consent of Fidal Law Firm, relating to the ordinary shares represented by the ADSs is included herewith as Exhibit 5.1.

INCORPORATION BY REFERENCE

As provided in the Company’s (i) Registration Statement on Form F-3 (No. 333-183961), as filed with the SEC on September 18, 2012, and (ii) Registration Statement on Form F-3 (No. 333-193898), as amended, as originally filed with the SEC on February 12, 2014, this Report is being incorporated by reference into such Registration Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: March 11, 2014	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement dated March 7, 2014
5.1	Opinion of Fidal Law Firm

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